[LETTERHEAD OF AUSTIN ACQUISITIONS, INC.]

March 4, 2011

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn:	Sonia Bednarowski, Esq.
Lauren Nguyen, Esq.

Re:	Austin Acquisitions, Inc.
Amendment No. 2 to Form 10
Filed February 15, 2011
File No. 000-54228

Dear Ms. Bednarowski:

This letter sets forth the responses of Austin Acquisitions, Inc. (the “Company”) to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission in its letter dated February 28, 2011 to Jonathan Patton, the President of the Registrant, with respect to Amendment No. 2 to the Company’s registration statement on Form 10/A filed on February 15, 2011.  We have duplicated the comment set forth in the comment letter in this letter and have provided responses to the comment.  We hope that the information provided is responsive to the comment.

Concurrent with the filing of this letter on the SEC's EDGAR system, we are filing Amendment No. 3 to the Registration Statement that incorporates the revisions made in response to the Staff's comments (“Amendment No. 3”).  References to page and paragraph numbers in our responses to the Staff's comments are to the corresponding page and paragraph numbers in Amendment No. 3.

Management’s Discussion and Analysis of Financial Statements and Results of Operations, page 17

1.
Please reconcile your disclosure on page 17 that you estimate that you will exhaust your cash resources by March 1, 2011 with your disclosure on page in your response letter dated February 15, 2011 that you will exhaust your cash resources by June 30, 2011.

Response:

In reviewing the comment, we advise the Staff that management has revised its estimate as to the date on which it expects the Company will exhaust its cash resources to March 31, 2011 and have revised Amendment No. 2 on pages 3 and 17 accordingly.

In connection with our response to the Commission’s comment, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company, in conjunction with its counsel, has worked diligently to respond to the Staff's comments as expeditiously as possible, and we hope that we have fully addressed and resolved any concerns the Staff may have had with respect to the Registration Statement.  If you wish to discuss this letter, or if you have further questions or comments, please do not hesitate to contact me at (704) 947-3793, facsimile: (866) 270-4336, email address: jpatton1214@gmail.com; or William Ruffa, Jr., company counsel, at (212) 355-0606, facsimile (866) 329-7833, email: bruffa@lawruffa.com.

Very truly yours,

/s/ Jonathan Patton
Jonathan Patton, President